Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of March 31, 2021, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2021	2020	Δ Y/Y
Total revenue	38.2	139.8	(73)%
Qualified Referrals (in millions)	42.4	93.9	(55)%
Revenue per Qualified Referral (in €)	0.85	1.46	(42)%
Operating loss	(8.9)	(215.3)	(96)%
Net loss	(6.7)	(214.3)	(97)%
Return on Advertising Spend	194.0%	133.3%	60.7 ppts
Adjusted EBITDA(1)	(4.8)	(0.6)	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 11 to 12 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the first quarter of 2021, travel to and within many countries, particularly in Europe, was heavily restricted, and as a result, our business and financial performance continued to be significantly adversely affected by the COVID-19 pandemic, with our total revenue having declined by 73% during the first quarter of 2021 compared to the same period in 2020. Although the overall business environment remains challenging, we observed a positive trend in volumes throughout the quarter. Referral Revenue increased by more than 60% in March 2021 compared to February 2021. We have begun to see significant recovery in volumes in certain geographic markets, such as Israel and the United States, where the most progress has been made with respect to COVID-19 vaccination programs. In the United States, Qualified Referrals improved from approximately 30% of same month 2019 levels in January 2021 to approximately 70% in April 2021. In Israel, which has the highest rate of cumulative first dose vaccines administered of any country globally to date, Qualified Referrals increased in April 2021 compared to the same period in 2019. In addition, we have seen a significant improvement in the bidding dynamics in our auction in recent weeks in markets where travel demand has increased. In our segment Americas, Revenue per Qualified Referral (RPQR) increased from less than 50% of same month 2019 levels in January 2021 to more than 80% in April 2021. We expect travel demand to gradually begin to recover across our Developed Europe segment during the second and third quarter of 2021 when most European countries are expected to make significant progress rolling out the COVID-19 vaccine.

The initial wave of travel is – similarly to last summer – concentrated around nature and leisure destinations. We expect travel patterns in the months to come, both in terms of accommodation-type and destination mix, to gradually become similar those prior to the COVID-19 pandemic. We believe intercontinental travel will likely remain muted for some time, and we expect city travel, a type of travel that has historically been one of our strengths, to recover in the second half of 2021 as cities gradually begin to open up for tourism again.

As we expect travel demand to gradually improve further over the months to come, we are planning to increase our brand marketing activities in the second quarter of 2021. Consequently, as we start to increase our Advertising Spend, we expect Adjusted EBITDA in the second quarter of 2021 to be similar to that in the first quarter of 2021 but continue to believe that we will return to a positive Adjusted EBITDA in the second half of 2021.

Our ultimate financial performance will depend on a number of factors relating to the world’s emergence from the COVID-19 pandemic, including rates of vaccination and the effectiveness of vaccinations against various mutations of the COVID-19 virus. Should global recovery from the pandemic proceed more slowly than we have assumed or suffer setbacks, our expectations are unlikely to be achieved. For further detail, see the risk factors relating to the COVID-19 pandemic in the Annual Report on Form 20-F referred to above.

In making the comparisons below, we note that some of the Asian markets in our RoW segment were already significantly affected by the COVID-19 pandemic relatively early in the first quarter of 2020, while our Americas and Developed Europe segments were largely unaffected by COVID-19 until the second half of March 2020.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We continue to roll out the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis and plan to onboard additional advertisers to CPA billing over the coming months.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the first quarter of 2021 the most significant countries by revenue in that segment were Australia, Japan, India, Turkey and New Zealand.

We also earn subscription fees for certain services we provide to advertisers, such as the PRO Package of Business Studio, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2021	2020	Δ €	Δ %
Americas	€18.3	€54.6	(36.3)	(66)%
Developed Europe	9.5	57.3	(47.8)	(83)%
Rest of World	8.3	24.8	(16.5)	(67)%
Total Referral Revenue	€36.2	€136.7	(100.5)	(74)%
Other revenue	2.1	3.1	(1.0)	(32)%
Total revenue	€38.2	€139.8	(101.6)	(73)%
Note: Some figures may not add due to rounding.

Total revenue decreased by €101.6 million, or by 73%, during the first quarter of 2021 compared to the same period in 2020. In the first quarter of 2021 Referral Revenue decreased to €18.3 million, €9.5 million and €8.3 million or by 66%, 83% and 67% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. In all three segments, Referral Revenue was negatively impacted by significant declines in Qualified Referrals and Revenue Per Qualified Referral (RPQR). Other revenue decreased by €1.0 million, or 32%, during the first quarter of 2021, mainly due to a decrease in subscription revenue.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended March 31,
	2021	2020	Δ	Δ %
Americas	17.1	32.8	(15.7)	(48)%
Developed Europe	10.1	32.4	(22.3)	(69)%
Rest of World	15.2	28.7	(13.5)	(47)%
Total	42.4	93.9	(51.5)	(55)%

In the first quarter of 2021, total Qualified Referrals decreased by 55% as Qualified Referrals decreased by 48%, 69% and 47% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020.

The period-over-period decrease in Qualified Referrals was primarily driven by significant traffic volume declines resulting from the subdued levels of travel activities due to the COVID-19 pandemic and subsequent reductions in our Advertising Spend across all of our segments. The continued imposition of mobility restrictions, as well as governmental warnings and significant uncertainty among travelers, resulted in the decrease in traffic volume in first quarter of 2021 compared to the same period in 2020.

The decline in Qualified Referrals was most pronounced in Developed Europe where travel restrictions were in place in most countries throughout the quarter. In Americas, the decline was less pronounced because of the relative recovery in travel demand in the United States. In RoW, Qualified Referrals declined the least among the segments in the first quarter of 2021 because the first quarter of 2020 had already been more significantly impacted by the COVID-19 pandemic than in the other segments.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended March 31,
	2021	2020	Δ %
Americas	€1.07	€1.66	(36)%
Developed Europe	0.94	1.77	(47)%
Rest of World	0.55	0.86	(36)%
Consolidated RPQR	€0.85	€1.46	(42)%

In the first quarter of 2021, consolidated RPQR decreased by 42% as RPQR decreased by 36%, 47% and 36% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020.

In the three months ended March 31, 2021, most of our advertisers continue to be cautious due to continued uncertainty around future cancellations, which is reflected in lower bidding levels across all segments compared to the same period in 2020. In addition, we experienced negative impacts from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in Latin Americas to the euro. In March 2021, RPQR began to improve in certain countries, particularly in the US and in the UK, where COVID-19 vaccination programs are relatively advanced. In these markets, most advertisers have increased their bids on our marketplace as travel demand has begun to recover.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 21% in the first quarter of 2021, compared to 33% in the same period in 2020. For brands affiliated with Booking Holdings, including Booking.com, Agoda, priceline.com and Kayak, the share of our Referral Revenue was 56% in the first quarter of 2021, compared to 39% in the same period in 2020.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended March 31,
	2021	2020	Δ ppts
ROAS
Americas	183.1%	124.5%	58.6 ppts
Developed Europe	194.8%	158.1%	36.7 ppts
Rest of World	222.0%	110.6%	111.4 ppts
Consolidated ROAS	194.0%	133.3%	60.7 ppts

In the first quarter of 2021, consolidated ROAS was 194.0%, compared to 133.3% in the same period in 2020. In Americas, Developed Europe and RoW, ROAS increased to 183.1%, 194.8% and 222.0%, respectively. The increases were mainly driven by significant reductions in brand marketing activities and higher ROAS targets we set in our performance marketing channels in reaction to the COVID-19 pandemic. As a result, in the first quarter of 2021, Advertising Spend decreased by €33.9 million, €31.3 million and €18.7 million in Americas, Developed Europe and RoW, respectively. This reduction also more than offset the decline in Qualified Referrals and RPQR.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended March 31,			Three months ended March 31,
	2021	2020	Δ %	2021	2020	Δ in ppts
Cost of revenue	€2.6	€2.8	(7)%	7%	2%	5%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	23.3	111.4	(79)%	61%	80%	(19)%
of which share-based compensation	0.2	0.3	(33)%
Technology and content	12.6	17.6	(28)%	33%	13%	20%
of which share-based compensation	0.7	1.0	(30)%
General and administrative	8.5	15.3	(44)%	22%	11%	11%
of which share-based compensation	2.2	2.1	5%
Amortization of intangible assets	0.0	0.3	(100)%	0%	0%	—%
Impairment of goodwill	—	207.6	(100)%	0%	148%	(148)%
Total costs and expenses	€47.1	€355.1	(87)%	123%	254%	(131)%

Note: Some figures may not add due to rounding.

Cost of revenue
In the first quarter of 2021, cost of revenue decreased by €0.2 million to €2.6 million, or 7%, period-over-period. The decrease was mainly driven by lower cloud-related service providers costs, which were partly offset by higher personnel costs due to higher headcount included in cost of revenue compared to the same period in 2020.

Selling and marketing
Selling and marketing expense was 61% of total revenue in the first quarter of 2021, compared to 80% in the same period in 2020.

In the first quarter of 2021, selling and marketing expense decreased by €88.1 million, or by 79%, period-over-period to €23.3 million, of which €18.6 million, or 80%, was Advertising Spend. Advertising Spend decreased to €10.0 million, €4.9 million and €3.7 million in Americas, Developed Europe and RoW, respectively, compared to €43.9 million, €36.2 million and €22.4 million in the same period in 2020. These reductions were primarily made in reaction to the COVID-19 pandemic.

In March 2021, we cautiously started to increase our Advertising Spend in certain countries, in particular in the US, where COVID-19 vaccination programs are relatively advanced and travel demand has begun to recover.

In the first quarter of 2021, other selling and marketing expense decreased by €4.1 million to €4.7 million, or 47%, period-over-period. The decrease was primarily driven by lower personnel costs of €2.4 million resulting mostly from lower headcount compared to the same period in 2020. The decrease was further driven by lower office-related expenses and marketing analytics costs, as well as a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus. See "Costs across multiple categories" below.

Technology and content
In the first quarter of 2021, technology and content expense decreased by €5.0 million to €12.6 million, or 28%, period-over-period. The decrease was primarily due to lower personnel costs of €3.2 million resulting mostly from lower headcount compared to the same period in 2020. The decrease was further driven mainly by lower office-related expenses, a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus (see "Costs across multiple categories" below), and lower share-based compensation. These were partly offset by higher third-party IT service provider costs.

General and administrative
In the first quarter of 2021, general and administrative expense decreased by €6.8 million to €8.5 million, or 44%, period-over-period. The decrease was primarily driven by lower professional fees and other expenses of €5.2 million, as other expenses in the first quarter of 2020 included expected credit losses of €3.8 million as well as the impact of a cyber-related fraud case. Additionally, personnel costs decreased by €1.7 million, mostly resulting from lower headcount compared to the same period in 2020.

Costs across multiple categories
In 2020 we undertook a restructuring, making significant headcount reductions and consolidating our office locations. We also signed an amendment to our lease contract for the campus in Düsseldorf, which became effective on January 29, 2021. The agreement includes the return of unused office space as of January 1, 2021 and a corresponding reduction of rent as well as the sale to the landlord of certain fixed assets related to the space. As a result, we recognized a gain of €1.2 million on the campus lease modification, agreed to pay €0.5 million as a settlement of prior claims for defects that had previously been accrued for and reduced our operating lease right-of-use assets and operating lease liability by €34.7 million and €36.4 million, respectively. See Note 7: Leases in the first quarter unaudited condensed financial statements.

Additionally, office-related expenses decreased by €1.1 million in the first quarter of 2021, compared to the same period in 2020, mostly as result of the reduced office space in Düsseldorf, and the consolidation of our office locations in 2020.

Share-based compensation decreased by €0.4 million to €3.1 million in the first quarter of 2021, compared to the same period in 2020.

Amortization of intangible assets
Amortization of intangible assets was nil in the first quarter of 2021, compared to €0.3 million in the same period in 2020, as the intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013 were fully amortized at the end of the first quarter of 2020.

Impairment of goodwill
There was no impairment charge recorded in the first quarter of 2021. We recorded an impairment charge of €207.6 million in the first quarter of 2020, consisting of €107.5 million in Americas, €82.5 million in Rest of World, and €17.6 million in Developed Europe.

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2021	2020	Δ €
Operating loss	€(8.9)	€(215.3)	206.4
Other income/(expense)
Interest expense	(0.1)	(0.0)	(0.1)
Other, net	0.9	(0.3)	1.2
Total other income/(expense), net	€0.9	€(0.4)	1.3

Loss before income taxes	(8.0)	(215.6)	207.6
Benefit for income taxes	(1.3)	(1.1)	(0.2)
Loss before equity method investment	€(6.7)	€(214.5)	207.8
Income from equity method investment	—	0.2	(0.2)
Net loss	€(6.7)	€(214.3)	207.6

Adjusted EBITDA(1)	€(4.8)	€(0.6)	(4.2)
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 11 to 12 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net loss decreased by €207.6 million to a net loss of €6.7 million in the first quarter of 2021, compared to the same period in 2020. The decrease was mainly driven by an impairment of goodwill amounting to €207.6 million recorded in the first quarter of 2020.

Adjusted EBITDA decreased by €4.2 million to a loss of €4.8 million in the first quarter of 2021 compared to the same period in 2020, mostly driven by a sharp decline in referral revenue of €100.5 million due to the COVID-19 pandemic. The decline in revenue was partly offset by reductions in operating expenses of €97.3 million, compared to the same period in 2020, mostly attributable to lower Advertising Spend and to the restructuring of our organization.

In the first quarter of 2021, the €1.2 million gain on the campus lease modification is excluded from adjusted EBITDA. The gain is considered as a reconciling adjustment within the certain other items reconciling line as shown in the "Tabular Reconciliations for Non-GAAP Measures" on pages 11 to 12 herein.

Income taxes
In the first quarter of 2021, the income tax benefit was €1.3 million, compared to an income tax benefit of €1.1 million for the same period in 2020. The total weighted average tax rate was 26.4%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 15.3% compared to 0.5% in the first quarter of 2020. The difference between the weighted average tax rate of 26.4% and the effective tax rate of 15.3% in the first quarter of 2021 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of March 31, 2021. A liability for these tax benefits was included under other long-term liabilities in the condensed consolidated financial statements.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €193.4 million as of March 31, 2021, of which €191.7 million were included in current assets and €1.7 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the campus building, compared to total cash, cash equivalents and restricted cash of €210.8 million as of December 31, 2020.

The decrease of €17.4 million during the three months ended March 31, 2021 was mostly driven by negative cash flows from operating activities of €14.0 million. These were mainly driven by changes in operating assets and liabilities of €10.1 million, primarily due to an increase in accounts receivable resulting from higher revenues, and an increase in tax receivable in the first quarter of 2021 compared to fourth quarter of 2020.

Negative cash flows from investing activities of €5.3 million further contributed to the decrease in cash, cash equivalents and restricted cash during the three months ended March 31, 2021, and were driven by a net cash outflow of €4.3 million for a business acquisition.

Our current ratio decreased from 7.5 as of December 31, 2020 to 7.3 as of March 31, 2021 as the relative decrease in our current assets was higher than the increase in our current liabilities compared to December 31, 2020.

Non-cash items included in the net loss of €6.7 million consisted of share-based compensation of €3.1 million and depreciation of €2.2 million, partly offset by a gain of €1.2 million from the modification of the lease for our campus in Düsseldorf.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended March 31,
	2021	2020
ROAS by segment
Americas	183.1%	124.5%
Developed Europe	194.8%	158.1%
Rest of World	222.0%	110.6%
Consolidated ROAS	194.0%	133.3%

Qualified Referrals by segment (in millions)
Americas	17.1	32.8
Developed Europe	10.1	32.4
Rest of World	15.2	28.7
Consolidated Qualified Referrals	42.4	93.9

RPQR by segment
Americas	€1.07	€1.66
Developed Europe	0.94	1.77
Rest of World	0.55	0.86
Consolidated RPQR	€0.85	€1.46

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2021	2020
Net loss	€(6.7)	€(214.3)
Income from equity method investment	—	0.2
Loss before equity method investment	€(6.7)	€(214.5)
Benefit for income taxes	(1.3)	(1.1)
Loss before income taxes	€(8.0)	€(215.6)
Add/(less):
Interest expense	0.1	0.0
Other, net	(0.9)	0.3
Operating loss	€(8.9)	€(215.3)
Depreciation of property and equipment and amortization of intangible assets	2.2	2.9
Impairment of, and gains and losses on disposals of, property and equipment	(0.1)	0.0
Impairment of intangible assets and goodwill	—	207.6
Share-based compensation	3.1	3.5
Certain other items, including restructuring	(1.2)	0.6
Adjusted EBITDA	€(4.8)	€(0.6)
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.